Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 14, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning, Esq.

Re:	CPG Cooper Square International Equity, LLC (File No.: 811-23590)

CPG Focused Access Fund, LLC (File No.: 811-23355)

CPG Vintage Access Fund, LLC (File No.: 811-23258)

CPG Vintage Access Fund II, LLC (File No.: 811-23354)

CPG Vintage Access Fund III, LLC (File No.: 811-23452)

CPG Vintage Access Fund IV, LLC (File No.: 811-23610)

CPG Carlyle Commitments Fund, LLC (File No.: 811-22763)

CPG Carlyle Commitments Master Fund, LLC (File No.: 811-22764)
Preliminary Proxy Statements on Schedule 14A

Ladies and Gentlemen:

On behalf of the above-referenced Funds, transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), provided to the undersigned by Kimberly Browning of the Staff on November 29, 2021 and December 7, 2021. The comments of the Staff relate to the Funds' preliminary proxy statements on Schedule 14A and appendices thereto (the "Preliminary Proxy Materials"), filed with the SEC on November 19, 2021.

For the convenience of the Staff, the Staff's comments have been restated below, and the Funds' response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Materials. Two sets of Preliminary Proxy Materials were filed on November 19, 2021: one for the Funds other than CPG Carlyle Commitments Fund, LLC and CPG Carlyle Commitments Master Fund, LLC (the "Non-Carlyle Funds"), and one for CPG Carlyle Commitments Fund, LLC and CPG Carlyle Commitments Master Fund, LLC (the "Carlyle Funds"). Comments have been considered as applicable to both sets of Preliminary Proxy Materials. References below to locations in the Preliminary Proxy Materials refer to the location in the Preliminary Proxy Materials for the Non-Carlyle Funds.

On or about December 16, 2021, we plan to file with the SEC definitive proxy materials and forms of proxies (the "Definitive Proxy Materials"). The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff with respect to the Preliminary Proxy Materials.

General

1.	Staff Comment: Please note that the form of Proxy Statement and proxy card should have had a preliminary legend pursuant to Rule 14a-6(e)(1).

Response: Future preliminary proxy materials filed by the Funds will have the requisite legends.

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Securities and Exchange Commission

December 14, 2021

2.	Staff Comment: In the Questions and Answers section and the Proxy Statement, there is disclosure that states:

The New Agreements will be substantially identical to the current agreements, except that the New Investment Advisory Agreements provide that the Funds may bear a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund and producing Fund regulatory materials. The current investment advisory agreement does not specifically provide for the allocation of certain internal expenses. None of these expenses will be allocated to the Funds for a period of at least two years following the Closing. It is expected that the provision of such services by personnel of the Adviser or its affiliates, rather than outside counsel, will result in a reduction in Fund expenses.

a.	Please revise the disclosure for compliance with Item 22(c)(8) of Schedule 14A, which requires a description of all material differences between the current and proposed contract.

Response: The disclosure will be revised to state that the New Agreements are "identical in all material respects" other than the exceptions described.

b.	The Staff believes that this disclosure is unclear and does not provide sufficient detail for a reasonable shareholder to understand the fee or expense that is being described, including its advantages and disadvantages. Please revise to provide additional detail and clarity regarding the arrangement in the Proxy Statement. For example, please provide information responding to the following:

i.	What services does this arrangement cover?

Response: This arrangement covers legal support services for the Funds to be provided by Macquarie Asset Management's ("MAM") internal legal department, including the review and updating of registration statements, review of shareholder reports, preparing materials relating to Board and shareholder meetings, the negotiation of service provider agreements and other contracts for the Funds, and the preparation and review of various SEC filings. This arrangement also covers the production of regulatory materials by MAM's internal regulatory document production team, including the production and formatting of shareholder reports and offering documents. The services described above are not new services, and the arrangement will not result in duplicative or incremental expenses. Macquarie has advised that this arrangement will reduce the Funds' reliance on external law firms and third-party service providers (such as financial printers) and enable the Funds to receive these services from internal providers in a more cost-efficient manner, as do other registered investment companies managed by Macquarie affiliates.  The Proxy Statement will be revised to provide this additional detail.

Securities and Exchange Commission

December 14, 2021

ii.	What affiliate will provide the services?

Response: Internal legal and regulatory document production services will be provided by employees of Macquarie Investment Management Advisers, a series of Macquarie Investment Management Business Trust, which is the primary employing entity for the Macquarie Asset Management Public Investments business in the U.S.

iii.	Is it the Adviser's intent to allocate these expenses to the Funds?

Response: Beginning two years after the closing of the Transaction, the Adviser intends to allocate a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund and producing Fund regulatory materials. The expenses allocated to each Fund in connection with these services will be based on the percentage of time spent by such personnel supporting the Fund, all of whom will document the time they spend providing these services to the Fund. The amount of expenses to be allocated is calculated on an at-cost basis with no markup. In addition, these expenses will not be imposed without further approval from the Board. Prior to the end of the two-year period, the Adviser will present the Board with additional information related to the operation of the expense allocation provision and the anticipated benefits to the Funds in connection with seeking this approval The Proxy Statement will be revised to provide additional detail.

iv.	Has the Adviser been performing these services and not charging the Funds?

Response: The Adviser does not have a general counsel or other internal legal counsel that performs legal services for the Funds. The Funds use outside legal counsel to regularly perform their legal services.  The Adviser does not have an internal regulatory document production team.  The Funds use outside service providers such as financial printers to perform these services.

Representatives of Macquarie have advised that Macquarie has an experienced and highly-qualified legal department that provides reoccurring legal services for other funds managed by Macquarie.  Those individuals are expected to provide certain services that currently are provided by outside counsel and outside service providers, as described in the Response to Staff Comment 2.b.i.

As the Funds are assimilated into Macquarie operations, the internal legal and regulatory document production teams are expected to perform these services at a lower cost than outside counsel and outside service providers, to the benefit of the Funds.

The Proxy Statement will be updated with this additional detail.

v.	Are expenses being shifted to the Funds? Should this result in a reduction in the advisory fees?

Securities and Exchange Commission

December 14, 2021

Response: The Adviser does not currently have an in-house legal department or an in-house regulatory document production team and the Funds must rely extensively on external counsel and external service providers to provide these services to the Funds. The cost of legal and regulatory document production services provided by external law firms and service providers (e.g., financial printers) is currently being borne by the Funds in accordance with the Current Investment Advisory Agreements, as they are services rendered to the Funds and are appropriate business expenses of the Funds. After the Closing, Macquarie has advised that the Funds will benefit from the support provided by MAM's internal legal department and regulatory document production team, which will provide the same services in a more cost-efficient manner. The expenses allocated to each Fund in connection with these services will be based on the percentage of time spent by the personnel providing such services to the Fund, all of whom will document the time they spend providing these services to the Fund. The amount of expenses to be allocated is calculated on an at-cost basis with no markup. As noted above, the Current Investment Advisory Agreements contemplate that the expenses for services provided to the Funds will be borne by the Funds, which would continue to be the case under the new arrangement. Macquarie believes that this arrangement will be cost-efficient for the Funds and that,the expense associated with legal and regulatory document production services provided by Macquarie's internal teams will be significantly lower than the cost of external law firms and service providers.

The Proxy Statement will be updated with this additional detail.

vi.	How are these fees currently being booked and presented on the financial statements and how will they be booked/presented on the financial statements? Will it be an advisory fee or in "other expenses"?

Response: Currently, the Funds' external legal expenses and expenses associated with the production of regulatory documents are being presented and booked as professional fees. When internal legal expenses and regulatory document production expenses are allocated to the Funds they will be presented and booked as professional fees. The appropriate affiliate disclosures relating to the expense allocation arrangement for these services will be included in the Funds' financial statements.

vii.	Is there a contract that governs the arrangement (for example, the waiver and the allocation)?

Response: This arrangement would be governed by the provisions of the proposed Investment Advisory Agreements relating to expenses. The Adviser's undertaking to forego these internal expense allocations for two years after the closing of the Transaction is set forth in the Purchase Agreement. See also the response to Staff Comment 29 below. The Proxy Statement will be updated with this additional detail.

Securities and Exchange Commission

December 14, 2021

c.	It appears from the disclosure that a new fee is being imposed. Please note that, if the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, Item 22(a)(3)(iv) of Schedule 14A requires the Funds to provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in of Form N-2. Please add the pro forma fees and examples or explain to the Staff why they are not required. With respect to the pro formas, please be aware that the presentation should be consistent with the applicable Form N-2 requirements, and that the fees should be current fees, which may be more current than the most recent fiscal year end described in the applicable Fund's registration statement. The impact of any waivers like the two year waiver also would need to be described.

Response: The Funds currently bear expenses relating to legal services provided to the Funds and expenses relating to the production of regulatory materials, consistent with the provisions relating to the allocation of expenses between each Fund and the Adviser in the relevant Current Investment Advisory Agreement. Accordingly, the provision in the proposed Investment Advisory Agreements relating to allocation of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Funds and producing Fund regulatory materials does not impose a new fee or expense. Rather, the provision is intended to make clear that these non-advisory services rendered to the Funds can be performed by personnel of the Adviser or its affiliates as well as by external law firms and service providers. As noted above, this arrangement will be cost-efficient for the Funds, as the expense associated with legal and regulatory document production services provided by Macquarie's internal teams is significantly lower than the cost of external law firms and service providers.

3.	Staff Comment: In various places in the Preliminary Proxy Materials, there is disclosure that states: "To express our appreciation for your participation, the Adviser will make a charitable donation to [____] for every Unitholder that votes."

a.	Please supplementally confirm to the Staff that the donation will be made by the Adviser and not the Funds and that neither the Funds nor the shareholders bear the cost of the solicitation.

Response: Confirmed, except that the donation will be made by Central Park Group, LLC, the parent company of the Adviser ("Central Park Group").

b.	Please clarify that the donation to be made with respect to each shareholder does not rest on a yes vote. If this is not the case, the Staff would have concerns.

Response: The requested clarification will be made.

c.	Please clarify that the donation will be made regardless of whether the Proposals succeed or fail. If not, the Staff would have concerns.

Response: The requested clarification will be made.

Securities and Exchange Commission

December 14, 2021

d.	Once the solicitation is complete, the donation will need to be made as described in the Proxy Statement so that the statement regarding the donation is not false or misleading in contravention of Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Response: Central Park Group represents that the donation will be made as described in the Proxy Statement.

e.	Please disclose in the proxy statement (i) the amount that the Adviser will donate on behalf of every shareholder who votes, (ii) the identity of the charitable organization that will receive the donation, (iii) a brief description of the organization; and (iv) whether the Adviser or any affiliated person of the Adviser has any material relationship with the selected charitable organization.

Response: The requested revisions will be made.

f.	Additionally, the Funds should disclose in the shareholder report that covers the period in which the Meeting will be held the precise amount that ultimately was donated by the Adviser in connection with its charitable donation commitment. Please see Rule 30e-1(b) under the 1940 Act.

Response: The requested disclosure will be provided in the report that covers the period in which the Meeting will be held.

g.	If there are any benefits that the Adviser or its affiliates will receive as a result of the donation, please disclose such benefits in the proxy statement.

Response: The requested revision will be made.

h.	With respect to the charitable donation, if there are applicable state law requirements that apply, please supplementally disclose them to the staff and explain how Central Park Group is in compliance with such requirements.

Response: Central Park Group has consulted with local counsel, who has advised that the LLC Act does not impose restrictions or requirements that would affect Central Park Group's ability to make this charitable donation.

i.	With respect to the source of payment for the donation, there should be clarity about the source. For example, are the funds coming from the Adviser's own legitimate profits? Please disclose in the proxy statement.

Response: The requested revision will be made.

j.	Please supplementally disclose to the Staff when the charitable contribution will occur and how it will be booked for accounting purposes.

Securities and Exchange Commission

December 14, 2021

Response: Central Park Group will make the donation following the Meeting and prior to the Closing of the Transaction. The donation will be booked as a deduction in the allocated net income of Central Park Group that passes through to members of the limited liability company.

k.	Please provide a representation, at least supplementally to the Staff, and consider putting it into the proxy statement, that the cost of the donation will not be passed back to the Funds either directly or indirectly.

Response: The Adviser represents to the Staff that the cost of the donation will not be passed back to the Funds either directly or indirectly.

l.	With respect to the tax ramifications of these charitable donations, the Staff believes there should be disclosure that states there will be no effect on the shareholders for tax purposes and who gets the benefit of any tax deductions, for example. We assume the donations will not be attributable for tax purposes to each Shareholder. The Staff does not want a reasonable shareholder to believe that the donation will affect them for tax purposes.

Response: The requested revision will be made.

Shareholder Letter

4.	Staff Comment: The Staff notes that the meeting may be held by teleconference. Please confirm supplementally that the teleconference/virtual meeting will be conducted in compliance with the Staff's written statement "Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns".

Response: Confirmed.

5.	Staff Comment: Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Funds' governing documents, with citation to the specific language in any such documents.

Response: Confirmed. Section 18-302(d) of the Delaware Limited Liability Company Act (the "LLC Act") provides: "Unless otherwise provided in a limited liability company agreement, meetings of members may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting." The Funds' governing documents are silent on virtual or telephonic member meetings, and state that meetings of members "may be held at such time, date and place as the Board or, to the extent applicable, the Adviser shall determine." Accordingly, the LLC Act controls.

6.	Staff Comment: Please advise the Staff supplementally whether the Funds contemplate any additional changes to the meeting experience in comparison to an in-person meeting (for example, will investors be able to ask questions and/or make statements to the same extent that they would be able to in an in person meeting?).

Securities and Exchange Commission

December 14, 2021

Response: We expect that the meeting experience will be substantially the same as that of other issuers that have held virtual meetings in response to the pandemic. The Funds intend to utilize Broadridge Financial Solutions, Inc.'s virtual meeting platform, as have other issuers, which seeks to replicate the in-person experience with features such as meeting authentication, live-stream audio and webcast capabilities, integrated Q&A, live voting and easily-accessible meeting materials. The differences are a function of the fact that the meetings will not be held in-person and, therefore, certain communications, such as questions, must be transmitted in writing.

7.	Staff Comment: Please consider providing a technical assistance phone number for investors to use if they experience a "day of" problem (e.g., issues related to logging on, hearing or being heard at the meeting).

Response: The requested revision will be made.

8.	Staff Comment: The third sentence of the second paragraph of the Shareholder Letter states: "Subject to the satisfaction or appropriate waiver of the conditions to the closing, the Transaction is expected to close in the first quarter of 2022 (the "Closing")." Can any specificity be added regarding the date of the Closing? If not, please supplementally explain to the Staff why not.

Response: Additional specificity cannot be given as the timing of achieving certain conditions to Closing, including approval of the Investment Advisory Agreements by the Funds and other regulatory approvals, cannot be known at this time.

9.	Staff Comment: Please consider adding disclosure to the Shareholder Letter stating that the rate of compensation to the Adviser will remain the same under the New Investment Advisory Agreements and stating the actual rate. The Staff believes this would be beneficial disclosure to a reasonable shareholder.

Response: Disclosure stating that the rate of compensation to the Adviser will remain the same under the New Investment Advisory Agreements will be added to the Shareholder Letter. However, the Funds respectfully decline to add the actual rates as the relevant point is that they will remain the same.

10.	Staff Comment: Please consider adding disclosure to the Shareholder Letter noting that each Fund's respective investment objective, investment strategies, investment risks and investment restrictions would remain the same. Please also expand relevant disclosure in the Questions and Answers section and Proxy Statement, which currently only speaks to investment objective and investment strategy.

Response: The requested revisions will be made.

11.	Staff Comment: The Shareholder Letter states, in relevant part: "If you were a record holder of Fund units as of [November 30] 2021, please send an e-mail to the Fund's proxy solicitor, [_____], at [_____].com no later than [____] [p.m.] Eastern Time on [_____], 2022 to register." Please bold this sentence to make it more prominent.

Securities and Exchange Commission

December 14, 2021

Response: The referenced disclosure has been deleted as there is no need to register with the virtual meeting platform that was selected by the Fund.

12.	Staff Comment: The Shareholder Letter states, in relevant part:

Unitholders of record of the Funds as of the close of business on [November 30], 2021 are entitled to receive notice of, to vote at and to participate virtually at the Meeting and any adjournments or postponements of the Meeting. Your vote is important no matter how many units you own. It is important that your vote be received no later than [_____] [a.m.] Eastern Time on [______], 2022.

This suggests that investors have to vote by a certain date and cannot vote at the Meeting. Please revise for clarity.

Response: The requested revision will be made.

13.	Staff Comment: The Shareholder Letter states, in relevant part:

Voting is quick and easy. Everything you need is enclosed. You may vote by completing and returning your proxy card in the enclosed postage-paid return envelope, by calling the toll-free telephone number listed on the enclosed proxy card, or by visiting the Internet website listed on the enclosed proxy card. You may receive more than one set of proxy materials if you hold units in more than one account. Please be sure to vote each proxy card you receive. If we do not hear from you, our proxy solicitor, [_____], may contact you. This will ensure that your vote is counted even if you cannot or do not wish to attend the Meeting. If you have any questions about the proposals or how to vote, you may call [_____] at [_____] and a representative will assist you.

Please revise to indicate that investors can vote at the Meeting.

Response: The Preliminary Proxy Materials disclose that investors who attend the meetings virtually may provide voting instructions by Internet during the meetings. We will revise the above-referenced disclosure to indicate that, if investors are unable to attend a meeting, they may vote by mail, telephone or Internet.

14.	Staff Comment: Please consider adding to the Shareholder Letter brief disclosure about how investors may revoke their proxies.

Response: The requested revision will be made.

15.	Staff Comment: Please consider adding to the Shareholder Letter a description of the Board's best interest finding.

Response: The requested revision will be made.

Securities and Exchange Commission

December 14, 2021

Notice

16.	Staff Comment: The Notice states, in relevant part:

Unitholders who execute proxies may revoke or change their proxy at any time prior to the time it is exercised at the Meeting by delivering a written notice of revocation, [or] by delivering a subsequently dated proxy by mail, telephone or the Internet [(including during the Meeting)] [or by attending the Meeting via audio teleconference and voting at the Meeting].

Please disclose the mailing address to which investors should deliver the written notice of revocation and any other methodologies by which investors may revoke their proxies.

Response: The requested revision will be made.

17.	Staff Comment: The Notice states, in relevant part:

If you revoke a previous proxy, your vote will not be counted unless you [attend the Meeting via audio teleconference and vote or legally appoint another proxy to vote on your behalf]. Merely attending the Meeting [via audio teleconference], however, will not revoke a validly given proxy received before the Meeting.

Please review this disclosure for accuracy. It does not appear to contemplate the ability to execute a superseding proxy.

Response: The disclosure that immediately precedes the above-referenced disclosure, in the same paragraph, states that investors who execute proxies may revoke or change their proxy at any time prior to the time it is exercised at the meeting by delivering a written notice of revocation or by delivering a subsequently dated proxy. We will seek to clarify the disclosure.

Questions and Answers (each, a "Q&A")

18.	Staff Comment: The first Q&A states, in relevant part:

One condition to the Closing of the Transaction is that CPG receive consents from its investment management clients, including the Funds, representing a specified percentage of CPG's investment advisory fee revenues as of an agreed upon date. If CPG does not receive the requisite consents, and the condition is not waived, or if the Transaction is not consummated for any other reason, the Transaction will not be consummated and the Proposals will not be implemented.

a.	Please add greater detail here and in the body of the Proxy Statement about what this arrangement/agreement is and why it is necessary. Please clearly explain all the material components of the arrangement.

Securities and Exchange Commission

December 14, 2021

Response: The first sentence of the referenced disclosure will be revised, for clarity, to state:

One condition to the Closing is that advisory clients of the Adviser representing a specified percentage of CPG's revenue consent to the continuation of their advisory relationships with the Adviser once the Adviser becomes an indirect wholly-owned subsidiary of Macquarie. If the Adviser does not receive the requisite consents, and the condition is not waived, or if the Transaction is not consummated for any other reason, the Transaction will not be consummated and the Proposals will not be implemented.

Additionally, this disclosure will be added in the body of the Proxy Statement. However, additional details about the condition to Closing of the Transaction are not relevant to investors in the Funds.

b.	Are the Funds paying anything pursuant to this arrangement?

Response: No. This is a condition to the Closing of the sale of the Adviser's parent company to Macquarie.

c.	Please supplementally confirm that this arrangement does not implicate Section 17 of the Investment Company Act of 1940, as amended (the "1940 Act"), specifically Section 17(d) and Rule 17d-1 thereunder.

Response: Confirmed.

d.	Please supplementally confirm that this arrangement does not raise any concerns with respect to the unfair burden requirement of Section 15(f) of the 1940 Act.

Response: Confirmed.

19.	Staff Comment: The first Q&A states, in relevant part:

Following the Transaction, CPG will be part of an organization with greater scale, broader distribution capabilities and new opportunities to grow. Macquarie, together with its affiliates, is a top 50 global asset manager, top 25 U.S. actively-managed, long-term mutual fund manager and the largest manager of infrastructure and real assets globally. Macquarie Group's global asset management division, Macquarie Asset Management, provides clients with access to a diverse range of capabilities and products across infrastructure, real estate, private credit, fixed-income, equities, multi-asset and liquid alternatives.

Please indicate the source of these representations in the text.

Response: The referenced disclosure will be revised, as requested.

Securities and Exchange Commission

December 14, 2021

20.	Staff Comment: The third Q&A states, in relevant part:

The proposed New Agreements are not expected to result in any changes to any Fund's investment objective(s) or investment strategy. Further, it is currently anticipated that the portfolio managers for each Fund will continue in their current roles upon the Closing.

Please rephrase to state there will be no changes or describe any changes.

Response: The first sentence of the referenced disclosure will be revised to state: "The proposed New Agreements will not result in any changes to any Fund's investment objective, strategy, risks or restrictions."

In addition, the second sentence of the referenced disclosure will be revised, for the CPG Carlyle Funds, to state: "Further, the portfolio managers for each Fund will continue in their current roles upon the Closing." One of the portfolio managers of Focused Access, Mr. Alexander Lee, has the option to choose whether to join Macquarie, and has not yet signed an employment agreement with Macquarie. Accordingly, at this time, a similar change cannot be made for the Non-Carlyle Funds.

21.	Staff Comment: The fourth Q&A states that "all costs associated with this Joint Proxy Statement and the Meeting . . . will be borne by Macquarie." Please confirm supplementally that Macquarie will not seek any reimbursement for any expenses it will bear.

Response: Confirmed.

22.	Staff Comment: The tenth Q&A states, in relevant part: "Your Fund's contractual management fee rates will not change as a result of the New Agreements." Please add the rate of compensation or explain to the Staff why this is not appropriate.

Response: Please see the response to Staff Comment 9.

23.	Staff Comment: The eleventh Q&A states, in relevant part (emphasis added):

The New Agreements will be substantially identical to the current agreements, except that the New Investment Advisory Agreements provide that the Funds may bear a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund and producing Fund regulatory materials. The current investment advisory agreement does not specifically provide for the allocation of certain internal expenses. None of these expenses will be allocated to the Funds for a period of at least two years following the Closing. It is expected that the provision of such services by personnel of the Adviser or its affiliates, rather than outside counsel, will result in a reduction in Fund expenses.

Securities and Exchange Commission

December 14, 2021

For purposes of full and fair disclosure, in the Q&A and elsewhere in the proxy materials, please make it clear that there is no guarantee that this result will transpire.

Response: To clarify the intent of this language, the Funds will change the underscored sentence to read as follows: "It is expected that the provision by personnel of the Adviser or its affiliates of such services currently provided by external counsel and service providers will be more cost-efficient for the Funds. There is no guarantee, however, that this expectation will prove to be true."

24.	Staff Comment: The last Q&A states, in relevant part:

Copies of each Fund's Annual Report for the most recently completed fiscal year and the Semi-Annual Report for the most recent semi-annual period succeeding the Annual Report, if any, previously have been mailed or made available to Unitholders.

Please review Item 22(a)(3)(iii) of Schedule 14A and add appropriate disclosure.

Response: The bolded sentence immediately following the referenced disclosure will be revised to state: "You can obtain copies of the Annual Report for the most recently completed fiscal year and the Semi-Annual Report for the most recent semi-annual period succeeding the Annual Report, if any, without charge, by writing to the respective Fund at 500 Fifth Avenue, 31st Floor, New York, New York 10110, or by calling (collect) 212-317-9200. You should receive the reports within three business days of your request. Copies of these reports are also available free of charge on the SEC's website at www.sec.gov."

Proxy Statement

Proposal 1—Introduction

25.	Staff Comment: The first paragraph under Proposal 1—Introduction describes the interim arrangements approved by the Board. Please enhance the disclosure regarding the interim advisory and sub-investment advisory agreements in the Proxy Statement to describe with specificity the requirements under Rule 15a-4(e)(2). For example, there is currently not specificity regarding the account being interest-bearing or the fact that the escrow account is held with the Fund's custodian or bank. Please revise the disclosure to track the language of Rule 15a-4, in particular Rule 15a-4(b)(vi). Please note that this comment applies to similar disclosure in Proposal 2.

Response: The requested revisions will be made.

26.	Staff Comment: Please supplementally confirm that the Board is in compliance with the requirements of Rule 15a-4(e)(2)(vii).

Response: Confirmed.

Securities and Exchange Commission

December 14, 2021

27.	Staff Comment: With respect to the disclosure in the third paragraph under Proposal 1—Introduction, which seems to disclose information required by Item 22(c)(6) of Schedule 14A:

a.	Please add a clarifying heading prior to this disclosure.

Response: The header "Interests of Certain Directors and Officers in the Transaction" will be added.

b.	Please revise the disclosure to track the Item 22(c)(6) of Schedule 14A requirement more closely. The Staff notes that this is done in the Preliminary Proxy Materials for the Carlyle Funds.

Response: We wish to note that the disclosure is the same in the Preliminary Proxy Materials for the Carlyle Funds and the Non-Carlyle Funds.

The Preliminary Proxy Materials will be revised to track more closely the Item 22(c)(6) of Schedule 14A requirement by quantifying the amount of Mr. Tanzman's ownership interest in Central Park Group, and emphasizing that Mr. Tanzman will receive substantial payments in exchange for these interests. Since Item 22(c)(6) of Schedule 14A requires disclosure only with respect to directors, and not officers, of the Funds, additional disclosures regarding Mr. Mascis's interest are not required.

c.	Please disclose with as much precision as possible the approximate monetary amount to be received by these individuals.

Response: Please see the above response to Comment 27.b.

d.	Please clarify each individual's ownership interest in Central Park Group and include the ownership percentage. Please disclose if these percentages will change when the Transaction is completed.

Response: Please see the above response to Comment 27.b.

e.	Please clarify the disclosure regarding the employment arrangements. Please specify what they are and whether there will there be financial benefit to these individuals because of these employment arrangements.

Response: Mr. Tanzman and Mr. Mascis have entered into employment agreements with Macquarie Group, which will commence following the Transaction. The Preliminary Proxy Materials disclosed the existence of these arrangements in the context of Mr. Tanzman's and Mr. Mascis's substantial interests in the Transaction. We do not believe that any additional disclosures are required.

f.	Please break the disclosure for each individual out into separate paragraphs for clarity.

Response: The requested revision will be made.

Securities and Exchange Commission

December 14, 2021

28.	Staff Comment: The disclosure states that Mr. Tanzman "serves as a Director and Chief Executive Officer of the Funds." Please clarify that Mr. Tanzman serves as a Director who is an "interested person" of the Funds as such term is defined in the 1940 Act.

Response: The requested revision will be made.

Proposal 1—Section 15(f) of the 1940 Act

29.	Staff Comment: Under Proposal 1—Section 15(f) of the 1940 Act, the Preliminary Proxy Materials state: "Macquarie and Central Park Group have made certain covenants in connection with the Transaction regarding compliance with Section 15(f) of the 1940 Act, which, in pertinent part, provides a safe harbor for the receipt by an investment adviser or any of its affiliated persons of any amount or benefit in connection with certain transactions, such as the Transaction, involving an assignment of an investment management services agreement as long as two conditions are satisfied" and "Central Park Group and Macquarie have agreed to use their commercially reasonable efforts not to cause a Fund to take any action that would cause the Fund to not comply with the conditions of Section 15(f)" (emphasis added). Please describe any findings, determinations or agreements by the Funds or the Board that the Transaction would comply with the safe harbor of Section 15(f) of the 1940 Act. For example, did the Board make any representations related to Section 15(f)?

Response: The requested revision will be made.

Proposal 1—Comparison of the Proposed New Investment Advisory Agreements and the Current Investment Advisory Agreements

30.	Staff Comment: Under Proposal 1—Comparison of the Proposed New Investment Advisory Agreements and the Current Investment Advisory Agreements, the Preliminary Proxy Materials state (emphasis added): "The terms of the proposed New Investment Advisory Agreements, and any material differences between the proposed New Investment Advisory Agreements and the Current Investment Advisory Agreements, are described generally below. This summary description and the comparison below is qualified in its entirety by the complete text of the New Investment Advisory Agreements, copies of which are attached as Appendix B. The copies of the New Investment Advisory Agreements attached as Appendix B are marked to show the changes against the Current Investment Advisory Agreements." Item 22(c)(8) of Schedule 14A requires a description of material differences between the current and proposed investment advisory contract. In order to clarify that material differences are presented without qualification, please delete "generally" from "described generally" and the language indicating that the comparison is qualified in its entirety by Appendix B.

Please also make similar changes in Proposal 2—Comparison of the Proposed New Sub-Investment Advisory Agreement and the Current Sub-Investment Advisory Agreement.

Response: The requested revisions will be made.

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31.	Staff Comment: In order to make it clear that material terms are presented without qualification, please delete the word "generally" from the descriptions of the material terms of the investment advisory agreement set forth below (emphasis added in each instance):

a.	"The proposed New Investment Advisory Agreements and the Current Investment Advisory Agreements generally require the Adviser to manage the assets and liabilities of the Fund and to manage the day-to-day business and affairs of the Fund, subject to the supervision of the Board."

b.	"The proposed New Investment Advisory Agreements and the Current Investment Advisory Agreements generally provide that each Fund will bear all expenses incurred in the business of the Fund, except those specifically assumed by the Adviser and other service providers pursuant to their agreements with the Fund and provide specific examples (but not an exhaustive list) of such expenses."

c.	"The proposed New Investment Advisory Agreements and the Current Investment Advisory Agreements generally provide that the Agreement may be terminated at any time, without the payment of any penalty, by vote of the Board or by a vote of a majority of the Fund's outstanding voting securities on 60 days' written notice to the Adviser or by the Adviser at any time, without the payment of any penalty, on 60 days' written notice to the Fund."

d.	"The proposed New Investment Advisory Agreements and the Current Investment Advisory Agreements generally provide that no provision of the Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought."

Please also make similar changes in Proposal 2— Comparison of the Proposed New Sub-Investment Advisory Agreement and the Current Sub-Investment Advisory Agreement.

Response: The requested revisions will be made.

Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements

32.	Staff Comment: Please describe any information the Board considered or received from sources other than those described (for example, an independent third party service provider). If no such information was considered, please supplementally advise the Staff why the Board did not consider such information to be necessary. Please note that this comment applies to similar disclosure in Proposal 2.

Response: The requested revision will be made.

33.	Staff Comment: If the Board considered any advisers other than the Adviser or any sub-advisers other than SEG, please describe such considerations. If no other advisers were considered, please supplementally advise the Staff why the Board did not consider this to be necessary.

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Response: In determining to approve the New Investment Advisory Agreements, the Board considered extensive information regarding, among other things, Macquarie, the Transaction and the Transaction's expected effect on the Adviser, SEG and the services they provide to the Funds. Among other things, the Board considered that the nature, extent, and quality of services provided by the Adviser and SEG were not expected to be diminished by the Transaction. The Board also considered Macquarie's expectation that the Adviser personnel primarily responsible for providing services to the Funds would continue to do so following the Transaction. Based on the foregoing, and all the other information received by the Board, the Board determined, in its business judgment, that it was in the best interest of the Funds that the Adviser and SEG should continue in their respective roles as Adviser to the Funds and sub-adviser to Cooper Square, rather than other investment advisers.

34.	Staff Comment: If such information was considered by the Board, please add disclosure under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements about the condition to the Closing of the Transaction described on page 3 that "CPG receive consents from its investment management clients, including the Funds, representing a specified percentage of CPG's investment advisory fee revenues as of an agreed upon date." If applicable, please state what conclusions the Board made following its consideration of this condition to the Closing of the Transaction.

Response: The requested revision will be made.

35.	Staff Comment: The first bullet point under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements states that the Board was advised that "the nature, extent, and quality of the services to be provided to the Funds by the Adviser post-Transaction are expected to be of at least the same level as the services currently provided to the Funds by the Adviser." Please delete the qualifying language that such services are "expected to be" of at least the same level as the services currently provided to the Funds by the Adviser, or describe any material differences in the level of services to be provided. Please note that this comment applies to similar disclosure in Proposal 2.

Response: The requested revision will be made.

36.	Staff Comment: The second bullet point under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements states that the Board was advised regarding "Macquarie's stated commitment to maintaining and enhancing the Central Park Group Fund Complex Unitholder experience." Please explain more clearly what the Unitholder experience is, and what it means that Macquarie is committed to enhancing this experience.

Response: The following parenthetical will be added to the referenced disclosure: "(for example, by generally maintaining existing service providers and procedures)."

37.	Staff Comment: The third bullet point under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements states that the Board was advised that "neither the Adviser nor Macquarie is proposing changes to the investment objective or investment strategy of any Fund." Please expand this disclosure to state that neither the Adviser nor Macquarie is proposing changes to the investment objective, investment strategies, investment

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risks or investment restrictions of any Fund. Please note that this comment applies to similar disclosure in Proposal 2.

Response: The requested revision will be made.

38.	Staff Comment: The fourth bullet point under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements states: "The proposed New Investment Advisory Agreements are substantially identical to the Current Investment Advisory Agreements, except that the New Investment Advisory Agreements provide that the Funds may bear a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund and producing Fund regulatory materials" (emphasis added). Item 22(c)(8) of Schedule 14A requires that all material differences be described. Please either state that the disclosure is identical, except as described, or otherwise confirm that all material differences are described. For example, the Staff would not object if the disclosure stated that the agreements are materially identical (other than the described exceptions), if accurate. Please note that this comment applies to similar disclosure in Proposal 2.

Response: The disclosure will be revised to state the agreements are "identical in all material respects" other than the exceptions described.

39.	Staff Comment: The seventh bullet point under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements states that the Board received and considered information regarding "Macquarie's distribution capabilities, including its significant network of intermediary relationships, which may provide additional opportunities for the Funds to grow assets and lower fees and expenses through increased economies of scale." Please add disclosure that there is no guarantee that the additional opportunities for the Funds to grow assets and lower fees and expenses will come to fruition.

Response: The disclosure will be revised to state: "Macquarie's distribution capabilities, including its significant network of intermediary relationships, which may, but are not guaranteed, to provide additional opportunities for the Funds to grow assets and lower fees and expenses through increased economies of scale."

40.	Staff Comment: Under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements—The Nature, Extent, and Quality of Services Expected to be Provided by the Adviser, the Preliminary Proxy Materials state that the Board considered that, "certain expenses associated with Macquarie personnel providing legal services and producing Fund regulatory materials may be allocated to the Funds by Macquarie, but that none of these expenses will be allocated to the Funds for a period of at least two years following the Closing" (emphasis added). Elsewhere in the Preliminary Proxy Materials, such expenses are described as being performed by personnel of the Adviser or its affiliates. Please clarify the related language throughout the Proxy Statement to explain what services will be provided and by whom.

Response: We will change the proxy statement to consistently refer to "personnel of the Adviser or its affiliates." All such personnel will be considered Macquarie personnel following the Closing.

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41.	Staff Comment: Under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements—Performance of the Funds, the Preliminary Proxy Materials state the Board considered its review of peer group and benchmark investment performance comparison data relating to each Fund's performance record. Please describe the results of such comparisons and the Board's conclusions. Please note that this comment applies to similar disclosure in Proposal 2.

Response: The requested revision will be made.

42.	Staff Comment: Under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements—Fall-Out Benefits to the Adviser, Macquarie and their Affiliates, the Preliminary Proxy Materials state that the Board considered the possible fall-out benefits and other types of benefits that may accrue to the Adviser, Macquarie and their affiliates (emphasis added). Please describe what other types of benefits may accrue to such entities. Please note that this comment applies to similar disclosure in Proposal 2.

Response: "Other types" will be deleted.

43.	Staff Comment: Pursuant to Item 22(c)(11) of Schedule 14A, a proxy statement must "discuss in reasonable detail the material factors and the conclusion with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract." Under Proposal 1—Factors Considered in Approving the Proposed New Investment Advisory Agreements—Fall-Out Benefits to the Adviser, Macquarie and their Affiliates, the Preliminary Proxy Materials state that "[t]he Board considered that the Transaction, if consummated, would [marginally] increase Macquarie's assets under management and expand Macquarie's investment capabilities [and relationships with certain wealth management intermediaries]." If such bracketed language will be included in the Definitive Proxy Materials, please clarify and explain with specificity what it means that Macquarie's relationships with certain wealth management intermediaries will be expanded.

Response: The referenced disclosure will be revised to state: "The Board considered that the Transaction, if consummated, would marginally increase Macquarie's assets under management and expand Macquarie's investment capabilities and relationships with certain wealth management intermediaries where CPG has extensive relationships with financial advisors that sell alternative products to high net worth individuals."

44.	Staff Comment: If the Board considered any factors adverse to the Proposal, please disclose and describe in a complete and full manner. If not, please so note supplementally to the Staff. Please note that this comment applies to similar disclosure in Proposal 2.

Response: The requested revision will be made.

45.	Staff Comment: What deliberation, if any, did the Board give regarding material and substantial interest in the approval of the New Investment Advisory Agreement that certain individuals have? If there was no consideration of such interests, please supplementally explain to the Staff why such interests were not considered.

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Response: The requested revision will be made.

Proposal 2

46.	Staff Comment: If SEG has an ultimate parent company, please disclose such parent company pursuant to Item 22(c)(3) of Schedule 14A.

Response: SEG is a limited partnership and is employee owned. The general partner of SEG is Select Equity GP, LLC, a Delaware limited liability company (the "General Partner"). George S. Loening, the Chairman and Executive Officer of SEG, is the controlling member of the General Partner. This information is disclosed in Appendix J.

Information About the Meeting—Quorum, Voting and Adjournment

47.	Staff Comment: The Preliminary Proxy Materials state: "In the event that a quorum is not present for a Fund, or if there are insufficient votes to approve a Proposal by the time of the applicable Meeting, the proxies or their substitutes may propose that the Meeting be adjourned, or the chairperson of the Meeting may adjourn the Meeting, one or more times to permit further solicitation" (emphasis added). The Staff does not believe adjourning to solicit additional proxies is a matter incidental to the conduct of the meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. If adjournment to further solicit proxies is desired, please include a separate proposal on the proxy cards and appropriate disclosure in the Proxy Statement so security holders may expressly grant this authority.

Response: The Funds respectfully decline to make the requested change.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (Feb. 6, 1973) (the "Adjournment Release"), the SEC withdrew proposed Rule 20a-4 under the 1940 Act, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In the Adjournment Release, the SEC expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management's fiduciary duty to shareholders:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of

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adjournment and additional solicitation, the [SEC] will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The SEC has, thus, expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management's fiduciary duty to shareholders. The Fund represents that it will evaluate any proposed adjournments consistent with the SEC's guidance in the Adjournment Release, and that, as disclosed in the Preliminary Proxy Materials, if an adjournment is proposed, the persons named as proxies will vote thereon in accordance with their judgment.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release, therefore, does not support the notion that such adjournments are a substantive proposal for which proxies must be solicited independently. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the SEC's Disclosure Operations: Proxy Rules Reference Book (1980):

A question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.

Consistent with general corporate and common law principles under Delaware law, the Funds understand that the proxies or their substitutes may propose that the meetings be adjourned, and the chairperson of the meetings may adjourn the meetings, to permit further solicitation if a quorum is not present or there are insufficient votes to approve a proposal. The Preliminary Proxy Materials disclose this authority. As a result, we believe that any adjournments would be consistent with Rule 14a-4 under the Exchange Act.

Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book, and consistent with our understanding of general operating company practice, whether a matter is "incident to the conduct of the meeting" is a question of state law.

In addition, the Preliminary Proxy Materials explicitly state that the persons named as proxies are authorized to vote, as designated by investors, on any adjournment or postponement of the meetings. As a result, investors that execute a proxy will have authorized the named proxies to adjourn the respective meeting in their discretion (subject to the SEC's consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from "matters incident to the conduct of the meeting" under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management's discretionary authority when voting proxies. We believe, therefore, that adjournments are not prohibited by Rule 14a-

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4(d)(4), as they are "matters referred to in" Rule 14a-4(c)(7), and that the Preliminary Proxy Materials and the actions contemplated therein are consistent with Rule 14a-4.

Information About the Meeting—Solicitation of Proxies

48.	Staff Comment: If proxy solicitors will be used, please disclose in the Proxy Statement (i) the material features of any contract or arrangement for such solicitation and identify the parties, and (ii) the cost or anticipated cost thereof.

Response: The requested disclosure will be added.

Appendix B – Form of Proposed New Investment Advisory Agreement

49.	Staff Comment: Section 15(a)(1) of the 1940 Act requires that an investment advisory agreement precisely describe all compensation to be paid thereunder. The new language that is in the Form of Proposed New Investment Advisory Agreement says "a portion of expenses associated with personnel of the Adviser or its affiliates providing legal services to the Fund and producing regulatory materials" will be borne by the Fund (emphasis added). This is not clear and does not provide the level of specificity that should be in the agreement. Please review Section 15(a)(1) and revise accordingly.

Response: The purpose of the requirement of Section 15(a)(1) relates to the compensation paid to an investment adviser for providing investment advisory services. We would submit that the proposed New Investment Advisory Agreements precisely describe all compensation to be paid by the Funds to the Adviser for such investment advisory services and, therefore, meet the requirements of Section 15(a)(1). As a matter of convenience, it is common in the industry for investment advisory agreements to include provisions that specify the allocation of other non-advisory expenses as between the investment adviser and the fund. This allocation of other non-advisory service expenses is not required to be included in the Section 15(a) investment advisory agreement between the Fund and the Adviser and, therefore, we believe it is not required to be described with the same level of precision as the Fund's advisory fees under Section 15(a)(1).

*           *          *

Please telephone the undersigned at 212.969.3722 or Lisa Goldstein at 617.526.9845, if you have any questions or comments.

Very truly yours,

/s/ Robert Spiro
Robert Spiro

cc:	Stuart H. Coleman
Brad A. Green
Lisa Goldstein